Syneron Announces Preliminary Results for Q3 2007

YOKNEAM, ISRAEL -- 10/18/2007 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that for the quarter ended September 30, 2007, preliminary results indicate revenues of approximately $33 million and net profit in the range of $7-8 million.

The revenue deficit was primarily due to manufacturing delays in the new VelaShape™ System and Matrix IR™ applicator. As a result, the launch of the VelaShape System and Matrix IR applicator were delayed by approximately four weeks and occurred only towards the end of the period.

The Company believes that the VelaShape and Matrix IR will continue to enhance its leadership position in the body shaping and facial rejuvenation markets, the fastest growing segments in the aesthetic sector. The Company expects revenue for the fourth quarter to be in the range of $36-38 million, contributing to annual growth of approximately 20%.

The Company will report its third quarter financial results on November 8, 2007, and will hold a conference call at 8:30am ET. The dial-in details are as follows:

US participants: 877-888-3490
International participants: 1-416-641-6135

Alternatively, investors and other interested parties may access a live webcast of the conference call through the investor home page on Syneron's website (www.syneron.com). Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins, cellulite, and body shaping. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007 and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to, the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth; competition and pricing pressure and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on June 28, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, VelaShape, and Matrix IR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relation
+972 54 646 1688
email: ir@syneron.com